

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Brett Roper
Secretary of the Board of Directors
ChineseInvestors.com, Inc.
411 E. Huntington Drive #107-228
Arcadia, CA 91006

> **Re:** **ChineseInvestors.com, Inc.**
> **Form 10-12G/A**
> **Filed January 20, 2011**
> **Form 10-Q**
> **Filed January 28, 2011**
> **File No. 000-54207**

Dear Mr. Roper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A filed January 20, 2011

General

1. Please be advised that the Form 10 has gone effective by lapse of time on January 28, 2011, 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Accordingly, you are now subject to the reporting requirements under Section 13(a) of the Exchange Act and have an affirmative reporting obligation.

2. As previously requested, please provide us with a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please note that it is not acceptable for counsel to provide this statement on the company's behalf.

3. We would appreciate it if, when filing an amendment to your Form 10, you could also mail us a marked courtesy copy of the amendment showing all changes made, including any deletions. Additionally, please ensure all cross references in your response to page numbers in the amendment align with the actual page numbers of the amendment.

4. Where a comment issued under the Form 10 also relates to disclosure provided in the November 30, 2010 Form 10-Q, please ensure that such revision gets made in that amended Form 10-Q.

5. We note that your response to comment two in our letter dated December 23, 2010, particularly your stated reliance on Rule 502(b)(ii), which concerns issuers subject to the reporting requirements of section 13 or 15(d) of the Exchange Act for a reasonable time prior to the sale of securities. We further note based on the Form D you filed on January 19, 2011 that you appear to have commenced your private placement before you became subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. This would seem to remove your private placement from the scope of Rule 502(b)(ii). As such, we re-issue our prior comment. Please provide us with your analysis of your ability to rely on Regulation D for your private placement in view of the limitations on general solicitations set forth in Rule 502(c) of Regulation D and the public announcement of the private placement via your Form 10 and Form 10-Q filed on January 28, 2011. In addition, please confirm for us whether your private placement is on-going. If it has been terminated, please provide us with the termination date.

Information Required in Registration Statement, page 3

6. We note that you anticipate a reverse split of your shares on at least a ten-for-one basis prior to effectiveness of this registration statement. As this registration statement is now effective due to lapse of time, please revise the registration statement to update this statement.

<u>Item 1. Business, page 3</u>

7. We note your response to comment four in our letter dated December 23, 2010. However, we are unable to locate the "conforming language describing the Issuer's activities" you identify as having been added on page 3. Please advise. Additionally, we note your statements in your response that you do not provide investment advice but that you, instead, "provide news and information as well as third party commentary and analysis in the Mandarin language." We further note that you believe you fit within the exclusion set forth within Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended. Please provide us with the legal analysis you used to reach these conclusions. In this regard, we note the following references, among others, in your description of subscription services on pages 8-11:

- "access to a sample investment portfolio for educational simulation relative to individual stock research as well as real-time trading demonstrations of various trading techniques";
- "we also provide evaluations as well as analyze all the sample shareholdings and volatile stocks in our sample portfolio";
- "we strive to help you understand why you may be making certain moves so that you can learn various rationales and strategies, thus becoming a better investor";
- "This simulation software releases sample signals to buy and sell by tracking over 9,000 US stocks and certain indexes and repeatedly researching, calculating and analyzing them"; and
- "The system is able to promptly identify potentially profitable sectors and individual shares into which main market capitals flow into; therefore helping investors identify stock with growth potential".

Additionally, you reference trend analysis, "our Market Hotspot Report", and "our views and outlook for the three index options". Please clarify if you are referencing third party trend analysis, reports, views, and outlooks here. Finally, we note your statement on page 9, "The Dark Horse research staff spends time daily researching small-cap stocks to identify those issues with advancement potential based upon various commonly used metrics every week from more than 9,000 US-listed stocks for the service's model portfolio." Again, please clarify if you are providing subscribers with your own analysis and investment advice, and explain to us how you fit within the exclusion in Section 202(a)(11)(D) of the Investment Advisers Act.

8. The disclosure throughout your business section does not sufficiently convey the current status of the products and services you offer. In this regard, we note on page 7 that you have over 1,000 active paying subscribers, but on page 13, you state that you have not yet developed offerings for online services. The disclosure in this section should clearly differentiate between the current status of your product and service offerings and your plans with respect to their further development.

Shareholder, Company, and Material Event(s) Recap, page 4

9. Please disclose the role Leon J. Sabean played in your October 2007 private placement as we note his resignation in March 2007.

Our Websites, page 11

10. We note your response to comment 15 of our letter dated December 23, 2010. However, you still do not clarify whether your proprietary information has been disseminated in the past without authorization. Please revise your registration statement to provide this clarification as well as to include a discussion of any material adverse effects that may have occurred as a result of such unauthorized dissemination.

Sales and Marketing, page 12

11. On page 13, you state that you have not yet developed offerings for your "Portal, IR and PR marketing and Conference and Online Platform businesses." Please describe these businesses and your planned offerings. Additionally, please describe the educational conferences you offer in China and the U.S.

Item 1A. Risk Factors, page 13

Potential liability from information displayed on our portal, page 18

12. In your response to comment 20 in our letter dated December 23, 2010, you state that you have "stricken" the term "safe harbor of media laws". However, the term still appears in this risk factor as well as on page 23 in the risk factor that begins, "If the PRC government finds that the financial data . . . ." If you retain this term, please define the term.

Reliance on third-party relationships, page 19

13. We note your response to comment 21 in our letter dated December 23, 2010. Your disclosure on page 19 indicates that you have existing relationships with third-parties, but you state in your response that you "have not as yet entered into discussions with any third parties." Please explain this apparent inconsistency.

Risk of relying on certain technology licensed from third parties, page 19

14. We note your statements that you expect to rely on third party technology to perform key functions relative to your products but that you have not identified specific technologies and have no formal plans to obtain licenses. Please clarify for us whether your products are currently deployable without these licenses from third parties.

The PRC's current and future regulations on content delivery via the internet . . . , page 26

15. You state in the fourth paragraph, "The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our sole discretion." Please revise your disclosure to clarify whether this is in "your" sole discretion, the Ministry of Public Security's sole discretion, or the local ISP's sole discretion.

Item 2. Financial Information, page 29

Management's Discussion and Analysis, page 33

16. We have read your revision to comment 28 in our letter dated December 23, 2010. Please address the following:

- On page 33 you state the increase in subscription revenues from $563,583 in fiscal 2009 to $834,081 in fiscal 2010 represented an approximate 35% increase. We note that such percentage increase is instead 48%. Please revise accordingly.
- On page 34 you state that cost of services sold increased from $255,157 from fiscal 2009 to $426,633 in fiscal 2010. However, the statement of operations and loss on page F-6 shows different amounts for cost of services sold. Please revise accordingly.
- Your revised section on general and administrative expenses on page 34 does not clearly explain to readers the change in this line item during fiscal 2010. In this regard, consider revising to state the aggregate expenses incurred for each year and then break out the difference by major activity, such as the expenses relating to the abandoned reverse merger, legal and accounting expenses, stock options issued to consultants and employees, etc.
- Your discussion of quarterly revenues and expenses should now be revised to discuss, instead, the six month period ended November 30, 2010, compared to the six month period ended November 30, 2009. Please revise accordingly.

17. We re-issue comment 29 in our letter dated December 23, 2010. That is, please tell us why not all of the $495,000 previously raised in the abandoned reverse merger was expensed in fiscal 2008. Explain how this relates to the 2,670,000 shares "issued for Thomas Capital Funding offering" on the statement of stockholders' equity on page F-5. It is not clear whether these shares were sold for cash or how they were accounted for. Please provide a robust explanation of the accounting for these shares.

Liquidity, page 36

18. We re-issue comment 30 in our letter dated December 23, 2010. That is, revise to state clearly whether your current and available resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Form 10. To

the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Item 5. Directors and Executive Officers, page 37

19. We note your disclosure that Mr. Toreson is the audit committee's expert member. Please clarify whether by this statement you mean that he is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. If he is serving in this role, please provide us with your analysis as to how he qualifies as such an expert. We note your disclosure under Item 16A.

Item 6. Executive Compensation, page 39

20. Please revise your Summary Compensation Table and your Director Compensation Table so that they appear in the current tabular format set forth in Item 402(n) and Item 402(r) of Regulation S-K, respectively.

Compensation Plan, page 40

21. Your response to comment 36 in our letter dated December 23, 2010 states that "Mr. Roper is compensated for his services as an officer and employee and is not compensated as a director." This statement conflicts with the disclosure you provide in your Director Compensation Table on page 39. In that table, you indicate that Mr. Roper received $12,000 in director fees in 2010. Please advise.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 40

22. Please disclose in this section the information required by Item 404 of Regulation S-K. In this regard, we note your reference to a related party transaction in your response to comment 42 of our letter dated December 23, 2010.

23. Please disclose the standard against which you determined that Mr. Toreson is independent. Please refer to Item 407(a) of Regulation S-K. In addition, please provide us with your analysis supporting your conclusion that Mr. Toreson is independent under this standard.

Item 10. Recent Sales of Unregistered Securities, page 40

24. Please revise your disclosure to include the specific date range for each private placement. Additionally, please state briefly the facts you relied upon to make the Rule 506 exemption available. Refer to Item 701 of Regulation S-K.

25. On page 41, you state that you sold 10,000,000 common shares to accredited investors in 2009 and 2010 for $1,000,000. We note your statement on page 4 that you raised a total of $1,445,000 in 2009 and 2010 through private placements. Please revise your disclosure in this section to include Regulation S-K Item 701 information for the remaining $445,000 raised in private placements during this time.

Item 11. Description of Registrant's Securities to be Registered, page 41

26. We note your response to comment 39 in our letter dated December 23, 2010. Please revise your disclosure to provide the information required by Item 202(a) of Regulation S-K. Refer to Item 11 of Form 10.

Item 13. Financial Statements and Supplementary Data, page F-1

Notes to the Financial Statements, page F-8
3. Stockholders' Equity, page F-13

27. We have read your response and revision to comment 42 in our letter dated December 23, 2010. You have not told us where the $112,500 note receivable that was forgiven as part of the consideration for the repurchase of shares from a majority shareholder was previously recorded at May 31, 2009. Please do so. Regarding this note receivable, you have told us that it is included as a cash flow item because it was purchased with $112,500 in cash and then forgiven as part of the retirement of shares. Please explain to us why, if the note receivable was already recorded as an asset on your balance sheet, you needed to purchase it first with cash in order to forgive it. In this regard, we note that forgiveness of related party debts are generally treated as capital transactions. Lastly, we note the reclassification of the $262,500 total consideration to the financing section of the statement of cash flows, instead of as an investing activity. Please tell us your auditor's consideration for not needing to update the date of their audit report to address this reclassification.

Interim Financial Statements

28. Please update your interim financial statements to comply with Rule 8-03 of Regulation S-X. In the footnotes to the interim financial statements, where you report comparisons of balance sheet items, please compare the latest interim figures to the May 31, 2010, amounts.

Item 16A. Audit Committee Financial Expert, page 42
Item 16B. Code of Ethics, page 42

29. Please note these items are no longer part of Form 10. Please refer to the current
requirements of the form and revise your disclosure accordingly.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Cover Page

30. Please note that you should not start checking the cover page box relating to Interactive
Data File compliance until you are required to submit those files. For further guidance,
refer to Question 105.04 of our Compliance and Disclosure Interpretations for Interactive
Data, which are available on our website at
http://www.sec.gov/divisions/corpfin/guidance/interactivedatainterp.htm.

Part I. Financial Information

Item 1. Financial Statements, page 3

Notes to the Consolidated Financial Statements, page 6
1. Liquidity and Capital Resources, page 6

31. We note the statement that the company "has no reason to believe it will not be able to
raise the needed working capital to provide liquidity through Year End 2011." Please
revise this disclosure to state, if true, that there is no guarantee that you will be able to
raise the needed working capital to provide liquidity through year end 2011. In this
regard, we note your disclosure that there is substantial doubt as to your ability to
continue as a going concern.

Item 2. Management's Discussion and Analysis, page 14

32. We note the statement that you "disclaim any obligation to update forward-looking
statements." This statement does not appear to be consistent with your disclosure
obligations. Please revise the disclosure to clarify that you will update this information to
the extent required by law.

Six Month Comparison, page 18

33. Please revise herein to provide a comparison of each component of revenues and
expenses for the six month period ended November 30, 2010 to the six month period
ended November 30, 2009, similar to what you have done under the quarterly analysis
that follows this section.

34. Please revise to remove the word "extraordinary" from the last sentence of this section.

Financial Tables and Explanations, page 15

35. Your disclosure indicates advertising revenue of $17,740 for the three months ended November 30, 2010. However, you indicate advertising revenue of only $16,200 for the six months ended November 30, 2010. Please advise.

Item 4. Controls and Procedures, page 20

36. Please file an amendment to your Form 10-Q to include the disclosure required by Item 307 and, to the extent applicable, Item 308(c) of Regulation S-K, as your reference to your Form 10 is insufficient to satisfy this item requirement.

Signatures, page 20

37. The report should be signed on the registrant's behalf by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant. If the principal financial or chief accounting officer is also duly authorized to sign on behalf of the registrant, one signature is acceptable provided that the registrant clearly indicates the dual responsibilities of the signatory. Refer to General Instruction G to Form 10-Q. In this regard, we note from page 38 of your Form 10, as amended on January 20, 2011, that Brett Roper serves as your interim Financial Officer. However, he is not identified as having signed the Form 10-Q in that capacity. Please amend the Form 10-Q to include the appropriate signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP (*via facsimile at* (949) 660-7799)